OB 8/25/15

SECU 15027394 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~36588~~ 36558

RECEIVED AUG 24 2015 WASH, D.C. 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SATURNA BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 NORTH STATE STREET
(No. and Street)

BELLINGHAM (City) WA (State) 98225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES GIBSON (360) 734-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

2200 RIMLAND DRIVE #300 (Address) BELLINGHAM (City) WA (State) 98225 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TV

OATH OR AFFIRMATION

I, JAMES GIBSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SATURNA BROKERAGE SERVICES, as of AUGUST 20, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James G Gibson
Signature

CHIEF FINANCIAL OFFICER
Title

Stephanie Lou Ashton
Notary Public

STEPHANIE LOU ASHTON
NOTARY PUBLIC
COMMISSION EXPIRES 11-14-2018
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Schedules for

Saturna Brokerage Services, Inc.

(A wholly owned subsidiary of Saturna Capital Corporation)

June 30, 2015 and 2014

CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Saturna Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. (the "Company") as of June 30, 2015 and 2014, and the related statements of operations and comprehensive loss, shareholder's equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Moss Adams LLP

Bellingham, Washington
August 20, 2015

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	June 30, 2015	June 30, 2014
Cash and cash equivalents	$ 2,290,784	$ 2,932,436
Investment securities, at fair value	1,351,988	1,337,705
Receivable from Saturna Capital	464,768	355,957
Other receivables	-	273
Deposit with clearing organization	100,000	100,000
Prepaid expenses	28,972	28,027
TOTAL ASSETS	$ 4,236,512	$ 4,754,398

LIABILITIES AND SHAREHOLDER'S EQUITY

	2015	2014
LIABILITIES		
Mutual fund distribution fees payable	$ 1,726,138	$ 1,805,342
Accounts payable and accrued expenses	45,773	33,401
Payable to Saturna Capital	18,432	17,443
Total current liabilities	1,790,343	1,856,186
SHAREHOLDER'S EQUITY		
Common stock, $10 par value, 100,000 shares authorized; issued and outstanding 70,500 and 70,500 shares at June 30, 2015 and June 30, 2014	705,000	705,000
Additional paid-in capital	5,964,716	5,964,716
Accumulated deficit	(4,233,632)	(3,799,847)
Accumulated other comprehensive income	10,085	28,343
Total shareholder's equity	2,446,169	2,898,212
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,236,512	$ 4,754,398

See accompanying notes.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended June 30, 2015	2014
REVENUES		
Mutual fund distribution fees	$ 8,873,129	$ 9,262,406
Brokerage commission fees	57,246	63,301
Dividend income	32,541	30,904
Other income	7,293	10,717
Total	8,970,209	9,367,328
EXPENSES		
Mutual fund distribution fees	9,102,743	9,391,308
Compensation expense	205,286	199,565
Market data and information services	2,530	2,385
Brokerage clearing and trading	159,535	237,032
General and administrative	84,869	79,346
Occupancy expenses	17,199	17,500
Professional services	27,795	40,976
Other	32	-
State and city taxes	27,470	(11,837)
Total	9,627,459	9,956,275
LOSS BEFORE INCOME TAXES	(657,250)	(588,947)
Tax benefit	223,465	253,962
NET LOSS	$ (433,785)	$ (334,985)
OTHER COMPREHENSIVE INCOME (LOSS):		
Unrealized gain (loss) on AFS securities arising during period	$ (18,258)	$ 51,225
COMPREHENSIVE LOSS	(452,043)	(283,760)
Basic Net Loss per Share	$ (6.15)	$ (4.75)
Basic weighted average number of shares outstanding	70,500	70,500

See accompanying notes.

STATEMENTS OF SHAREHOLDER'S EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
	Shares Outstanding	Amount				
BALANCE, June 30, 2013	70,500	$ 705,000	$ 5,964,716	$ (3,464,862)	$ (22,882)	$ 3,181,972
	-	-	-	-	-	-
Comprehensive loss:						
Net loss	-	-	-	(334,985)	-	(334,985)
Unrealized holding gains	-	-	-	-	51,225	51,225
BALANCE, June 30, 2014	70,500	705,000	5,964,716	(3,799,847)	28,343	2,898,212
	-	-	-	-	-	-
Comprehensive loss:						
Net loss	-	-	-	(433,785)	-	(433,785)
Unrealized holding losses	-	-	-	-	(18,258)	(18,258)
BALANCE, June 30, 2015	70,500	$ 705,000	$ 5,964,716	$ (4,233,632)	$ 10,085	$ 2,446,169

See accompanying notes.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF CASH FLOWS

	Years ended June 30, 2015	Years ended June 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (433,785)	$ (334,985)
Changes in operating assets and liabilities		
Receivable from Affiliate	-	268,492
Receivable from Saturna Capital	(108,811)	(194,959)
Other receivables	273	(273)
Prepaid expenses	(945)	(979)
Accounts payable and accrued expenses	(66,832)	(103,987)
Payable to Saturna Capital	989	17,071
Net cash flows from operating activities	(609,111)	(349,620)
CASH FLOWS FROM INVESTING ACTIVITIES		
Reinvestment of dividend income	(32,541)	(30,904)
Net cash flows from investing activities	(32,541)	(30,904)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(641,652)	(380,524)
CASH AND CASH EQUIVALENTS, beginning of year	2,932,436	3,312,960
CASH AND CASH EQUIVALENTS, end of year	$ 2,290,784	$ 2,932,436

See accompanying notes.

Note 1 – Summary of Significant Accounting Policies

Organization – Saturna Brokerage Services, Inc. (the "Company" or "SBS") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna").

Basis of presentation – The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the amounts of revenues and expenses reported during the period under review. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Saturna Brokerage Services maintains an account with one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Balances in the Company bank account exceeded the federal insurance limits; however, Saturna Brokerage Services has not experienced any losses with respect to its bank balances in excess of government-provided insurance, and management believes that the Company is not vulnerable to excessive risk on its cash balances.

Investment securities – Saturna Brokerage Services holds investments in securities classified as available-for-sale and reported at fair value in accordance with FASB ASC 320, *Investments – Debt and Equity Securities*. Unrealized gains and losses on these investments are included in accumulated other comprehensive income until realized.

FASB ASC 820 *Fair Value Measurement* establishes a three-level hierarchy of fair value measurement. Level 1 includes assets that have an active market providing an objective, quoted value for each unit. Level 2 assets are those where there is no active market in the same assets, but where there are parallel markets or other means for estimating fair value using observable information. Level 3 fair values refer to valuations based on data that is unavailable to parties outside the entity. The fair value hierarchy places the highest priority on unadjusted quoted prices in active markets for identical assets (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Investments consist of equity and fixed income mutual funds managed by an affiliate and are classified as Level 1 securities.

Note 1 – Summary of Significant Accounting Policies (continued)

Saturna Brokerage Services periodically assesses its investment portfolios for impairment of individual available-for-sale securities. An impairment occurs if the fair value of the investment falls below its cost basis, and an other-than-temporary impairment of a security occurs when there has been a significant or prolonged decline in fair value below original cost. Saturna Brokerage Services exercises judgment in determining what is significant or prolonged by evaluating, among other factors, whether the decline is outside the normal range of volatility in the price of the asset. Saturna Brokerage Services recognizes other-than-temporary impairments in earnings if the Company intends to sell the security; it is more likely than not that the Company will be required to sell the security before the impairment is recovered; or the Company does not expect to recover its amortized cost basis.

Receivables – Receivables of the Company consist primarily of amounts due from: (1) affiliated mutual funds resulting from mutual fund distribution services and (2) the parent company resulting from the two companies' expense-sharing arrangement. Based on the Company's history of collecting on those receivables, management has decided not to establish a reserve for uncollectible receivables.

Revenue recognition – Saturna Brokerage Services records nearly all of its revenues from providing mutual fund distribution services to two affiliated mutual fund trusts. Mutual fund distribution fees are computed based on 12-month daily net assets and recorded as revenue on a monthly basis.

Income taxes – Saturna Brokerage Services files a consolidated federal income tax return with Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if SBS filed a separate return.

Management has analyzed the Company's position taken on federal income tax returns for all open tax years (2012-2014) and has concluded that no additional adjustments are required in the Company's financial statements.

Advertising costs – Saturna Brokerage Services expenses advertising and marketing costs when incurred.

12b-1-plan distribution – Saturna Brokerage Services, as underwriter for Amana Mutual Funds Trust (the "Amana" funds or "AMFT") and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses.

Note 1 – Summary of Significant Accounting Policies (continued)

For the 2015 and 2014 fiscal years, Saturna Brokerage Services received $8,414,408 and $8,757,092, respectively, from AMFT. In addition, SBS recognized 12b-1 expense of $12,125,926 and $12,661,388, respectively, in distributing the Amana mutual funds, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets. In addition to 12b-1 distribution fees, SBS recognized expense of $240,838 and $123,305 in its 2015 and 2014 fiscal years, respectively, for distributing Amana mutual funds' institutional shares.

Saturna Brokerage Services also conducts underwriting services for the nine mutual funds in Saturna Investment Trust under a separate Rule 12b-1 plan. Under that plan, SBS recorded income of $458,721 and $505,314, respectively, in the years ended June 30, 2015 and 2014. A total of $443,279 and $558,784 was expensed for distributing the funds under the 12b-1 plan in the respective periods. Marketing and other expenses related to distributing the funds are recorded on the books of Saturna Capital; the portion of 12b-1 distribution expenses in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding.

Note 2 – Investment Securities

Investment securities held by Saturna Brokerage Services, which consist of investments in affiliated mutual funds, have been classified as available-for-sale according to management's intent. The fair value of these investments, and their amortized cost basis, as of June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014
Amortized cost basis	$ 1,341,903	$ 1,309,362
Gross unrealized gains	10,085	28,343
Fair value	$ 1,351,988	$ 1,337,705

There were no securities in an unrealized loss position for more than 12 months at June 30, 2015 and 2014.

Note 3 – Net Capital Requirements

Saturna Brokerage Services is subject to the U.S. Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2015 and 2014, SBS' net capital of $1,818,806 and $2,381,466 was $1,699,450 and $2,257,720 in excess of its minimum net capital required, respectively. The ratio of SBS' aggregate indebtedness to net capital was 0.9844 to 1 and 0.7794 to 1 at June 30, 2015 and 2014, respectively.

Note 4 – Transactions with Affiliated Persons

SBS is a wholly owned subsidiary of Saturna Capital Corporation. Due to his common stock ownership, the chairman of the board of Saturna Capital is deemed to be its controlling person. The chairman of Saturna Capital is also chairman and president of Saturna Trust Company; a director of Saturna Sdn. Bhd. (Malaysia); chairman and president of Saturna Environmental Corporation; and a trustee, president and fund shareowner of both Amana Mutual Funds Trust and Saturna Investment Trust. The president of Saturna Capital is the chairman's daughter, and is a director of Saturna Capital, SBS, Saturna Trust Company and Saturna Environmental Corporation.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay clearing and other charges for these transactions.

SBS shares its principal offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense-sharing agreement for services provided by Saturna personnel on behalf of SBS. Shared expenses charged to SBS were $212,171 and $207,024 in 2015 and 2014, respectively, and related primarily to compensation of employees and other general and administrative costs.

Note 5 – Provision for Income Taxes

No deferred tax assets or liabilities were recorded at June 30, 2015 and 2014, as there were no material temporary differences between the carrying amounts and tax bases of other assets and liabilities. SBS records a receivable from Saturna Capital for the benefit of the taxable loss that SBS generates. For the fiscal years ended June 30, 2015 and 2014, SBS recorded a federal income tax benefit of $223,465 and $253,962, respectively.

Note 6 – Subsequent Events

Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were issued that materially impacted the amounts or disclosures in the Company's financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I)
AS OF JUNE 30, 2015

Total shareholder's equity	$	2,446,169
Less – Shareholder's equity not allowable for Net Capital		-
Total shareholder's equity qualified for Net Capital		2,446,169
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		2,446,169
Deductions and/or charges:		
Non-allowable assets		(493,740)
Secured demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
Other additions and/or allowable credits		-
Net Capital before haircuts on securities positions		1,952,429
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		(133,623)
Undue concentrations		-
Other		-
Net Capital	$	1,818,806
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from Statements of Financial Condition	$	1,790,343
Add:		
Drafts from immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	1,790,343
Computation of basic Net Capital requirement		
Minimum Net Capital required	$	119,356
Excess Net Capital	$	1,699,450
Ratio: Aggregate Indebtedness to Net Capital		0.9844 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding part II of Form X-17A-5 as of June 30, 2015

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Saturna Brokerage Services, Inc.

We have reviewed management's statement, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Saturna Brokerage Services, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Saturna Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Saturna Brokerage Services, Inc. stated that Saturna Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saturna Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturna Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Bellingham, Washington
August 20, 2015

SATURNA Brokerage Services
Member: FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225
www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Saturna Brokerage Services, Inc. (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2015 and during the period from July 1, 2014 through June 30, 2015. Based on this evaluation, we assert to the best of our knowledge and belief that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.

Jane Carten, President — Date: 8.20.2015

Jim Gibson, Chief Financial Officer — Date: 8.20.15